UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports third-quarter 2015 results

SALFORD, England—(November 16, 2015)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2015.

UNAUDITED FINANCIAL RESULTS FOR THE THIRD-QUARTER OF 2015

Results are summarized as follows:

	Three-month periods		Nine-month periods
	ended September 30,		ended September 30,
	2015	2014	2015	2014
Net revenue (excluding surcharge below)	$113.2m	$120.5m	$352.9m	$364.2m
Rare earth chemical surcharge	–	$0.4m	–	$1.9m
Revenue	$113.2m	$120.9m	$352.9m	$366.1m

Trading profit	$10.6m	$10.6m	$32.8m	$34.1m
Trading margin	9.4%	8.8%	9.3%	9.3%
Operating profit	$10.3m	$10.0m	$21.6m	$32.7m

Net income	$6.1m	$4.5m	$8.7m	$17.4m
Earnings per share – Basic (1) (2)	$0.23	$0.17	$0.32	$0.65

Adjusted net income (3)	$7.6m	$6.7m	$22.1m	$22.3m
Adjusted earnings per share – Basic (2)	$0.28	$0.25	$0.82	$0.83
Adjusted earnings per share – Fully diluted (2)	$0.28	$0.24	$0.81	$0.79

Adjusted EBITDA (4)	$15.5m	$15.9m	$47.6m	$49.0m
Adjusted EBITDA margin	13.7%	13.2%	13.5%	13.4%

Net cash flows from operating activities	$13.3m	$10.4m	$37.6m	$7.0m

Net debt (total debt less cash)	$97.6m	$110.8m	$97.6m	$110.8m

Total equity – book value (net assets)	$161.9m	$179.3m	$161.9m	$179.3m
£0.50 ordinary shares outstanding	26.9m	26.9m	26.9m	26.9m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)	Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADSs are listed on the NYSE under the ticker “LXFR”. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

(3)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on contingent consideration from acquisitions and the amortization on acquired intangibles), restructuring and other income / (expense), gain on purchase of own debt and other share based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”.

(4)	Adjusted EBITDA is defined as profit on operations before tax for the period, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker “LXFR”.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition;

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services;

(iii) statements of future economic performance; and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

Third-quarter results

	2015			2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	60.7	52.5	113.2	61.9	59.0	120.9
Net revenue (excluding RE surcharge)	60.7	52.5	113.2	61.9	58.6	120.5
Trading profit	3.1	7.5	10.6	1.7	8.9	10.6
Return on Sales % (Trading profit/Revenue)	5.1%	14.3%	9.4%	2.7%	15.1%	8.8%
Adjusted EBITDA(1)	5.0	10.5	15.5	4.0	11.9	15.9
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	8.2%	20.0%	13.7%	6.5%	20.2%	13.2%

(1)

With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

On an IFRS-reported basis, revenue in Q3 2015 was $113.2m compared to $120.9m for the same period in 2014. FX translation differences in the quarter were adverse by $4.8m, and the rare earth surcharge decreased by $0.4m to nil following the fall in rare earth prices. Adjusted for FX translation, net revenue was $2.5m lower, with Luxfer Magtech, purchased at the end of July 2014, adding $1.1m to revenue, offset by $3.6m reductions elsewhere.

Gas Cylinders Division revenue in Q3 2015 was $60.7m compared to $61.9m in Q3 2014. FX translation differences were adverse by $2.8m, with other revenues being $1.6m or 2.7% higher. After adjusting for FX translation, alternative fuel (AF) product revenue increased by $1.3m, and other revenues declined $0.2m compared to Q3 2014, net of $0.5m of FX transaction gain as discussed within the trading profit section below.

2

•	Winning new customers in North America drove the increase in overall AF product revenue. Our European operations continued to suffer from very weak demand, and closing of the German AF facility at the end of 2015 remains on schedule.

•	Overall sales of aluminum cylinders were lower than in Q3 2014 in both Europe and North America, primarily due to weakness in traditional fire extinguisher and specialty gas markets in Europe, but also because of maintenance downtime in the quarter with the large press at our plant in Graham, North Carolina.

•	The financial performance of our North American portable composite cylinder operation was much improved on Q3 2014, with our sales into the SCBA market much higher compared to prior year.

•	There was a slight reduction in Superform revenue compared to Q3 2014 due to lower tooling revenue.

Elektron Division revenue was $52.5m in Q3 2015 compared to $59.0m in Q3 2014. Rare earth surcharges were nil, compared to $0.4m in Q3 2014, following the fall in rare earth prices. Luxfer Magtech, acquired at the end of July 2014, contributed $7.6m to revenue in Q3 2015 compared to $6.5m in Q3 2014. FX translation differences were an adverse $2.0m, and other revenues were $5.2m or 10.4% lower.

•	Sales of our photo-engraving products improved compared to Q3 2014, and Luxfer Magtech remained accretive in the quarter. This was offset by lower sales of our magnesium products, compared to Q3 2014, principally due to weakness in high-performance alloy markets, with reduced build rates for both defense and civilian helicopters. While defense spending is linked to government spending, we believe civilian demand has been impacted by the weaker oil and gas industry.

•	Zirconium auto-catalysis revenues were lower compared to Q3 2014. This has been offset to some extent by increased revenue from more traditional ceramic oxide markets, but the overall mix effect on profit margin was adverse.

•	Zirconium chemical sales to the oil and gas industry commenced in 2014, but the market is currently weak under the influence of low oil prices. We have, however, now launched our magnesium SoluMag® products for the production of down-well tools. This soluble alloy technology has generated considerable interest, and we received our first orders in the quarter.

Trading profit:

Trading profit, adjusted for FX translation and transaction differences, increased by 2.8%, but net of adverse exchange movements, the Q3 2015 result was $10.6m, which was flat compared to Q3 2014. FX changes adversely impacted trading profit by $0.3m, related to adverse transaction and translation differences of $0.1m and $0.2m, respectively. The accretive effect of Luxfer Magtech on trading profit and improvements in SCBA composite cylinder sales were offset by lower zirconium product sales, particularly in the auto-catalysis market.

Gas Cylinders Division trading profit was $3.1m, $1.4m higher compared to Q3 2014.

•	Trading profit improved due to $0.5m of favorable FX transaction differences, helped by our hedging of the euro and benefiting from imports into the U.S. from our non-U.S. operations, including focusing AF Type 3 cylinder production in Canada, which has allowed us to gain from the weaker Canadian dollar.

•	Stronger SCBA sales, together with the increase in AF revenue, enhanced profitability in our U.S. business compared to Q3 2014.

3

•	We continued to benefit from cost-reduction actions implemented earlier this year, generating fixed-cost savings compared to Q3 2014.

•	As noted earlier, we won new AF business in North America, and our Canadian factory became profitable because of increased production. However, our overall AF operations still lost $1m in the quarter, primarily as a result of continuing losses in Germany.

Elektron Division trading profit in Q3 2015 was $7.5m, $1.4m lower compared to Q3 2014.

•	Adverse FX translation differences impacted trading profit by $0.2m due to the strengthening of the U.S. dollar against the GBP sterling, and FX transaction differences had a further adverse impact of $0.6m, primarily as a result of the euro weakening against the U.S. dollar.

•	The division continued to benefit from the contribution of Luxfer Magtech, acquired at the end July 2014, and improved magnesium sheet sales in graphic arts, offset by the impact of lower sales of aerospace alloys.

•	Lower sales of auto-catalysis products impacted profits from our zirconium chemicals operations.

Restructuring and other expense

As disclosed in our Q1 2015 release, we decided to rationalize our AF facilities and concentrate manufacturing in Canada and California since the near-term outlook for the sector was poor and there was little sign of recovery in the price of oil. We mothballed our Utah manufacturing plant at the end of March 2015, and we still plan to cease manufacturing in our plant in Germany at the end of this year. We are charging costs of this rationalization program through the income statement line item “Restructuring and other expense”.

In Q3 2015, $0.3m of redundancy expense was incurred with respect to this restructuring program, bringing the total year-to-date cost to $11.2m, of which $8.7m is non-cash impairment of assets and $2.5m relates to restructuring expenses, including employee severance payments. The cash expenditure to date is $1.3m, with the balance of $1.2m expected to be paid in Q4 2015.

Update on virtual pipeline project in Australia

As discussed in our Q2 2015 release, the Australian company Sub161 Pty Ltd (’Sub161’) achieved a recapitalization of its business in early July 2015. Luxfer participated in that recapitalization, contributing $3.7m in cash and some non-cash AF assets for a 26.4% equity stake. Luxfer has appointed a director to the board of Sub161 and is accounting for the investment as an associate. We believe these actions have put Sub161 in a stronger position to win new business, as well as enhancing our prospects to participate in the prospective conversion of Western Australian mining operations to natural gas, which we also believe remains economically attractive for both customers and suppliers. In the quarter Sub161 was successful in securing reimbursement from the Australian government for substantial qualifying research and development costs previously incurred.

Other income statement items

Gross profit in Q3 2015 was $25.5m compared to $28.6m in Q3 2014, reduced by $0.9m due to FX translation differences. FX transaction differences on purchases and sales also had an adverse impact of $0.1m on gross profit, with other trading variances being an adverse $2.1m. The gross margin percentage decreased from 23.7% in Q3 2014 to 22.5% in Q3 2015, primarily due to a lower proportion of relatively higher-margin Elektron Division sales.

4

Distribution costs at $2.1m were marginally higher compared to Q3 2014 despite the overall reduction in trading activity due to a change in geographical sales mix. Administrative expenses were $3.3m lower than in Q3 2014, primarily because of cost-saving initiatives implemented earlier in the year throughout the Group, but also due to lower share based compensation charges in Q3 2015 related to recent share price performance. Our share of results from joint ventures and associates was a $0.2m loss compared to a $0.1m loss in Q3 2014.

Trading profit in Q3 2015 was $10.6m, which, after adverse exchange rate movements, was flat compared to Q3 2014, as previously explained.

Group operating profit was $10.3m compared to $10.0m in Q3 2014 due to lower restructuring and other expenses being incurred.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $15.5m, $0.4m lower than Q3 2014, attributable to a $1.4m decrease for the Elektron Division, which was partly offset by a $1.0m increase for the Gas Cylinders Division. FX changes adversely impacted adjusted EBITDA by $0.5m, being $0.1m transaction and $0.4m translation.

Operating profit to net income

We incurred $0.1m of legal costs as acquisitions and disposals costs with respect to our equity investment in Sub161 in Australia, as discussed above, compared with a $1.5m charge in Q3 2014 related to the purchase of Luxfer Magtech.

The net interest charge in Q3 2015 was flat compared with Q3 2014 at $1.5m. The IAS 19R retirement benefits charge was $0.8m in Q3 2015 compared to $0.6m in Q3 2014, primarily reflecting a higher pension deficit and liability discount rate in Q3 2015.

Profit on operations before tax was $7.8m in Q3 2015 compared to $6.2m in Q3 2014. Tax expense was flat compared to Q3 2014 at $1.7m. The effective tax rate in Q3 2015 was reduced to 21.8%, as we benefitted from our Canadian operation having unrelieved tax losses, which can now be utilized following its improved profit performance.

Net income in the period was $6.1m, an increase of $1.6m from $4.5m in Q3 2014. Adjusted net income in Q3 2015 was $7.6m, an increase of $0.9m from $6.7m in Q3 2014.

Unadjusted basic earnings per ADS in Q3 2015 were $0.23 (see Note 5 of this release). Fully diluted adjusted earnings per ADS, which is the EPS used by management to measure underlying performance, were $0.28.

Cash flow and net debt

There was a net decrease in cash and cash equivalents of $17.8m in Q3 2015 compared to a net increase in Q3 2014 of $4.3m. Cash balances remained relatively high at the end of Q3 2015 at $39.6m compared to $15.4m at the end of Q3 2014. The net debt position, being total debt less cash, is a more accurate measure of total liquidity changes; this was $97.6m (see Note 2 of this release) at the end of Q3 2015 compared to $98.4m at Q2 2015 and $110.8m at Q3 2014. Key drivers of the decrease in the net debt position are discussed below.

Net cash flows from continuing operating activities were an inflow of $13.3m in Q3 2015 compared to an inflow of $10.4m in Q3 2014. We achieved a cash inflow of $1.4m by reducing working capital in Q3 2015, compared to an inflow of $1.3m in Q3 2014. The inflow in Q3 2015 resulted from continued focus on better management of our working capital requirements. During the quarter there was a one-off cash inflow of $1.2m related to the sale of an asset previously held for sale. In Q3 2014 there was a $1.3m outflow with respect to the $1.5m costs related to the purchase of Luxfer Magtech.

5

Net cash used in investing activities was $7.7m in Q3 2015 compared to $62.4m in Q3 2014. Purchases of property, plant and equipment resulted in a cash outflow of $3.6m in Q3 2015 compared to $6.2m in Q3 2014 as we continued to focus on capital management. Net cash flow in relation to joint ventures and associates in Q3 2015 was a $3.6m net outflow primarily related to the investment in Sub161 in Australia. The $55.1m net cash flow on purchase of businesses in Q3 2014 related to the purchase of Luxfer Magtech.

The above trading activities resulted in a net cash inflow before financing of $5.6m in Q3 2015 compared to an outflow of $52.0m in Q3 2014.

Cash flows from financing activities in Q3 2015 were a net outflow of $23.4m compared to a net inflow of $56.3m in Q3 2014. During Q3 2015, $1.5m of interest was paid to debt-holders, compared to $1.3m in Q3 2014, and $2.7m of dividends were paid to shareholders in both Q3 2015 and Q3 2014. In Q3 2015, we made net repayments on our banking facilities of $19.1m, compared to net borrowings of $59.9m in Q3 2014 to finance the purchase of Luxfer Magtech. No share repurchases were made during Q3 2015, but $0.2m was cash settled related to repurchases made during Q2 2015.

Total cash flow movements were a net outflow of $17.8m in Q3 2015 compared to a $4.3m inflow in Q3 2014. Net foreign exchange differences were an adverse $0.9m in Q3 2015 compared to nil in Q3 2014. We had $39.6m of cash and cash equivalents as at September 30, 2015, compared to $15.4m as at September 30, 2014. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Share buy-back program

In June 2015 the Board announced a share buy-back program of up to $10m, to cover the needs of employee share plans. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The extent of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

As at September 30, 2015, the Group had purchased 146,804 shares at a cost of $1.9m under this program; these are presented as treasury shares in the balance sheet.

Nine-month periods ended September 30

	2015			2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	181.8	171.1	352.9	193.9	172.2	366.1
Net revenue (excluding RE surcharge)	181.8	171.1	352.9	193.9	170.3	364.2
Trading profit	6.1	26.7	32.8	5.0	29.1	34.1
Return on Sales % (Trading profit/Revenue)	3.4%	15.6%	9.3%	2.6%	16.9%	9.3%
Adjusted EBITDA(1)	11.9	35.7	47.6	11.5	37.5	49.0
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	6.5%	20.9%	13.5%	5.9%	21.8%	13.4%
(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

6

On an IFRS-reported basis, revenue in the nine-month period was $352.9m compared to $366.1m for the same period of 2014. During the period, the rare earth surcharges declined from $1.9m to nil following the fall in rare earth prices, and net revenue fell by $11.3m. Adverse FX translation differences of $20.8m were the primary reason for the fall, offset in part by the contribution from Luxfer Magtech, purchased at the end of July 2014, which added $21.5m to 2015 revenues compared to $6.5m in 2014. Other revenue changes of $5.5m accounted for the remainder of the shortfall.

This 2015 decline in other revenues, which was primarily due to previously reported challenges in the AF and auto-catalysis markets, has been partly offset by improved sales of composite SCBA cylinders and magnesium products during the first three quarters of 2015.

Gross profit in the nine-month period was $80.7m compared to $84.8m for the same period in 2014. The gross margin percentage marginally decreased from 23.2% in 2014 to 22.9% in 2015 primarily due to adverse FX differences.

Trading profit in the nine-month period was $32.8m compared to $34.1m for 2014, a decline of $1.3m or 3.8%. FX differences adversely impacted profit by $2.7m, being $1.0m translation and $1.7m transaction. The benefit of the Luxfer Magtech acquisition for the full nine-month period in 2015 was offset by reduced profits from our zirconium chemicals operations and the impact of losses in our AF operations.

Operating profit was $21.6m in the nine-month period, a decrease of $11.1m compared to the same period in 2014, predominantly related to $11.2m of AF restructuring and other expenses.

Profit on operations before tax in the nine-month period was $13.8m compared to $24.1m for the same period in 2014. Tax expense was $5.1m compared to $6.7m for the same period in 2014. The effective tax rate for the nine-month period increased to 37.0%, primarily because the $11.2m of AF restructuring and other expenses did not lead to a tax credit due to losses in AF operations. Excluding the impact of the AF restructuring and other expenses, the effective rate was 25.3% compared to 29.2% for the same period in 2014.

Net income in the nine-month period was $8.7m compared to $17.4m for the same period in 2014, primarily due to the higher restructuring and other expenses, partially offset by the full nine-month period contribution of Luxfer Magtech.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the nine-month period was $22.1m compared to $22.3m for the same period in 2014.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) in the nine-month period was $47.6m compared to $49.0m for the same period in 2014. The FX impact was $3.4m adverse, so at constant exchange rates, adjusted EBITDA was up $2.0m or 4.4%. Net cash inflow from operating activities in the nine-month period was $37.6m compared to $7.0m for the same period in 2014. The $30.6m increase in operating cash flow was predominantly due to the $1.0m reduction in working capital, compared to the $25.2m increase in working capital in the same period in 2014, because of increased focus on working capital management in 2015.

Strategic product development update

Following the recent issuance of an updated design standard allowing the use of certain magnesium alloys in the construction of commercial aircraft seating, we continue to see considerable interest in our alloys for this application, and we continue to work on extending our manufacturing capabilities in anticipation of requirements of seat manufacturers.

7

Clinical trials involving our Synermag® bio-absorbable alloys, which are intended to facilitate in-body repairs and to be harmlessly absorbed and excreted, appear to be going well, based on updates given at a recent medical conference. We currently expect the first Synermag® containing medical device to receive CE approval during 2016.

Our medical oxygen delivery system has entered a testing phase intended to support our application for CE approval. We have decided on a minor re-design to the Smartflow® regulator that is embedded within the device, and although this will delay completion of testing by several months, we still expect the product to be available for sale in 2016.

We were unsuccessful in 2012 and 2013 in raising much interest in the diesel catalysis products that we developed to cope with more stringent NOx-reduction requirements of the then-forthcoming Euro VI emission regulations. Recent developments indicating potential limitations of the technology currently adopted by the industry to control NOx emissions has caused us to renew activity in this area.

While the market for compressed natural gas (CNG) is relatively depressed, we are seeing growth in demand for hydrogen-containing devices, where operating pressures tend to be higher and where we feel that we have a significant technical lead. Nevertheless, CNG is expected to remain an important market for us, and we expect to launch our second-generation Type 4 cylinders (lighter in weight, with increased capacity) early next year.

U.K. defined benefit retirement plan

The Group is currently in a 60-day consultation period with members of the Luxfer Group Pension Plan with regards to closing the plan to future service accrual from April 2016 and altering the reference index used for increasing pensions in payment.

SUMMARY & OUTLOOK FOR 2015

Several markets that were particularly weak in 2014 (e.g. U.S. SCBA and military powders) have improved in 2015. We continue, however, to suffer losses in our AF business, but this now mainly relates to our German manufacturing facilities that are on schedule to close at year-end. As demonstrated in the Q3 2015 result, the general economic backdrop to the second half of the year is weaker than previously anticipated.

Expected cash costs of AF rationalization remain in line with earlier estimates, but we may have to take a further impairment charge against German cylinder inventories in Q4 2015 since sales, particularly of bulk gas modules, have been very depressed.

Improved cash flow generation has been flagged as a priority for 2015 and is being delivered, although at some expense to profit.

Capital investment plans have been trimmed, and we now expect the full-year 2015 expenditure to be around $18m, which still means heavier expenditure in Q4 2015 than in earlier quarters.

2015’s primary issues have been weak euro exchange rates, a decline in helicopter build rates that reduced demand for our aerospace alloys, and lower demand for auto-catalysis products. We have now concluded that over the last three years, following the rare earth price crisis, we have lost market share, and we have now instigated court action against a third party that we believe has won business by undercutting us with an auto-catalysis product that infringes our intellectual property (for more information, please see the Luxfer press release issued on October 30, 2015).

8

Overall the 2015 trading profit (i.e. operating profit before restructuring and other expense) is now expected to be flat to slightly lower than 2014 (although higher on constant exchange rates, as demonstrated in the nine-month period ended Q3 2015), with Q4 2015 being consistent, on a seasonally-adjusted basis, with earlier quarters of 2015.

As highlighted in our quarterly 2015 results, we are incurring significant one-off rationalization costs in the current year. This program will be completed in the 2015 financial year, and we expect to see the benefits in 2016 through eliminating loss-making facilities, focusing AF cylinder production in Luxfer Canada and Luxfer Riverside and refocusing our GTM joint venture on hydrogen containment and transportation.

If the oil and gas industry remains depressed and defense spending does not recover, some important sectors for us will likely remain weak next year. We must also assume that margins on sales in euros will be under some pressure as protection from our existing currency hedges (taken on average a year ago) runs out and we become more exposed to the current weakness of the euro, should that continue. Nevertheless, the Board has expressed confidence in the company’s prospects for 2016 because of actions we have taken to rationalize facilities and protect IP, new AF customers we have won, anticipated new product launches and lower commodity costs.

9

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	113.2	120.9	352.9	366.1
Cost of sales	(87.7)	(92.3)	(272.2)	(281.3)
Gross profit	25.5	28.6	80.7	84.8
Distribution costs	(2.1)	(2.0)	(6.1)	(6.3)
Administrative expenses	(12.6)	(15.9)	(41.2)	(44.1)
Share of results of joint ventures and associates	(0.2)	(0.1)	(0.6)	(0.3)
TRADING PROFIT	10.6	10.6	32.8	34.1
Restructuring and other expense	(0.3)	(0.6)	(11.2)	(1.4)
OPERATING PROFIT	10.3	10.0	21.6	32.7
Other income / (expense):
Acquisitions and disposals	(0.1)	(1.5)	(0.1)	(1.8)
Finance income:
Interest received	0.2	0.1	0.4	0.3
Finance costs:
Interest costs	(1.7)	(1.6)	(5.5)	(4.8)
IAS 19R retirement benefits finance charge	(0.8)	(0.6)	(2.3)	(2.0)
Unwind of discount on contingent consideration from acquisitions	(0.1)	(0.2)	(0.3)	(0.3)
PROFIT ON OPERATIONS BEFORE TAXATION	7.8	6.2	13.8	24.1
Tax expense	(1.7)	(1.7)	(5.1)	(6.7)
NET INCOME FOR THE PERIOD	6.1	4.5	8.7	17.4

Attributable to:
Equity shareholders	6.1	4.5	8.7	17.4

NET INCOME FOR THE PERIOD	6.1	4.5	8.7	17.4
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.2	0.3	0.3
Acquisitions and disposals	0.1	1.5	0.1	1.8
Amortization on acquired intangibles	0.4	0.2	1.1	0.2
IAS 19R retirement benefits finance charge	0.8	0.6	2.3	2.0
Restructuring and other expense	0.3	0.6	11.2	1.4
Other share based compensation charges	0.2	0.7	0.8	1.7
Tax thereon	(0.4)	(1.6)	(2.4)	(2.5)
ADJUSTED NET INCOME	7.6	6.7	22.1	22.3

10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014

	$M	$M	$M	$M

Net income for the period	6.1	4.5	8.7	17.4
Other comprehensive income movements
Exchange movements on translation of foreign operations	(3.8)	(8.3)	(5.8)	(5.7)

Fair value movements in cash flow hedges	(2.9)	0.6	(4.2)	1.1
Transfers to income statement on cash flow hedges	(0.4)	(0.4)	0.2	0.3
Deferred tax on cash flow hedges	0.7	(0.1)	0.8	(0.3)
Hedge accounting income movements	(2.6)	0.1	(3.2)	1.1

Total hedge accounting and translation of foreign operations movements	(6.4)	(8.2)	(9.0)	(4.6)

Remeasurement of defined benefit retirement plans	(13.1)	(18.9)	(4.5)	(25.1)
Deferred tax on remeasurement of defined benefit retirement plans	3.3	4.5	1.0	5.8
Retirement benefits changes	(9.8)	(14.4)	(3.5)	(19.3)
Total other comprehensive income movements for the period	(16.2)	(22.6)	(12.5)	(23.9)
Total comprehensive income for the period	(10.1)	(18.1)	(3.8)	(6.5)

Attributed to:
Equity shareholders	(10.1)	(18.1)	(3.8)	(6.5)

11

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2015 AND 2014 AND AUDITED DECEMBER 31, 2014

	September 30,	September 30,	December 31,
	2015	2014	2014
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	134.5	144.0	143.8
Intangible assets	87.8	94.1	93.3
Investments	12.4	7.4	7.4
Deferred tax assets	19.7	18.6	19.2
	254.4	264.1	263.7
Current assets
Inventories	93.7	116.0	104.6
Trade and other receivables	72.9	78.3	73.6
Income tax receivable	–	1.2	2.1
Cash and short term deposits	39.6	15.4	14.6
	206.2	210.9	194.9
Assets classified as held for sale	–	1.3	1.2
TOTAL ASSETS	460.6	476.3	459.8

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.2	56.2
Treasury shares	(1.9)	–	–
Retained earnings	305.5	307.3	308.8
Own shares held by ESOP	(0.3)	(0.4)	(0.4)
Other capital reserves	4.1	4.1	3.7
Hedging reserve	(2.3)	0.8	0.9
Translation reserve	(42.0)	(31.1)	(36.2)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	161.9	179.3	175.4
Total equity	161.9	179.3	175.4

Non-current liabilities
Bank and other loans	137.2	126.2	121.4
Retirement benefits	88.6	85.5	90.9
Deferred tax liabilities	0.3	3.8	2.0
Contingent consideration	2.9	4.0	2.6
Provisions	2.0	2.3	2.1
	231.0	221.8	219.0
Current liabilities
Trade and other payables	63.7	67.7	62.8
Current income tax liabilities	1.2	0.4	0.5
Contingent consideration	–	4.8	–
Provisions	2.8	2.3	2.1
	67.7	75.2	65.4
Total liabilities	298.7	297.0	284.4
TOTAL EQUITY AND LIABILITIES	460.6	476.3	459.8

12

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	6.1	4.5	8.7	17.4
Adjustments to reconcile net income for the period to net cash flows from operating activities:
Income taxes	3.1	1.1	6.5	6.2
Deferred income taxes	(1.4)	0.6	(1.4)	0.5
Depreciation and amortization	4.7	4.6	14.0	13.2
Share based compensation charges	0.2	0.8	0.8	1.9
Non-cash restructuring charges	–	–	8.7	–
Net interest costs	1.5	1.5	5.1	4.5
IAS 19R retirement benefits finance charge	0.8	0.6	2.3	2.0
Unwind of discount on contingent consideration from acquisitions	0.1	0.2	0.3	0.3
Acquisitions and disposals	0.1	1.5	0.1	1.8
Share of results of joint ventures and associates	0.2	0.1	0.6	0.3
Changes in operating assets and liabilities:
Sale / (purchase) of assets classified as held for sale	1.2	–	1.2	(1.2)
Decrease / (increase) in receivables	1.2	2.9	(2.1)	(11.5)
Decrease / (increase) in inventories	1.1	(3.3)	4.0	(17.2)
(Decrease) / increase in payables	(0.9)	1.7	(0.9)	3.5
Movement in retirement benefits obligations	(2.8)	(3.0)	(7.2)	(7.9)
Movement in provisions	(0.5)	(0.4)	0.7	–
Acquisition and disposal costs paid	(0.1)	(1.3)	(0.1)	(1.5)
Income tax paid	(1.3)	(1.7)	(3.7)	(5.3)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	13.3	10.4	37.6	7.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3.6)	(6.2)	(8.7)	(14.1)
Purchases of intangible assets	(0.5)	(0.3)	(1.2)	(0.8)
Investment in joint ventures – debt funding	–	(0.8)	(0.5)	0.2
Interest income received from joint ventures	0.1	–	0.3	0.2
Investment in associates	(3.7)	–	(3.7)	–
Net cash flow on purchase of businesses	–	(55.1)	–	(58.0)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(7.7)	(62.4)	(13.8)	(72.5)
NET CASH FLOWS BEFORE FINANCING	5.6	(52.0)	23.8	(65.5)
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.4)	(0.3)	(1.2)	(0.8)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(3.0)	(3.0)
Interest paid on Loan Notes due 2021	(0.2)	–	(0.7)	–
Dividends paid	(2.7)	(2.7)	(8.1)	(8.1)
(Repayment) / draw down on banking facilities	(19.1)	34.9	15.5	39.9
Repayment of other loans	–	–	–	(0.3)
Issue of Loan Notes due 2021	–	25.0	–	25.0
Purchase of shares from ESOP	0.1	–	0.1	0.1
Proceeds from issue of shares	–	0.4	0.2	0.6
Purchase of treasury shares	(0.2)	–	(1.9)	–
Other interest received	0.1	0.1	0.1	0.1
Amendment to banking facilities – financing costs	–	–	–	(1.5)
Issue of Loan Notes due 2021 – financing costs	–	(0.1)	–	(0.1)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(23.4)	56.3	1.0	51.9
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(17.8)	4.3	24.8	(13.6)
Net foreign exchange movements	(0.9)	–	0.2	0.6
Cash and cash equivalents at beginning of period	58.3	11.1	14.6	28.4
Cash and cash equivalents at end of period	39.6	15.4	39.6	15.4

13

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before restructuring and other expense), and adjusted EBITDA (defined as profit on operations before tax for the period, finance income (which comprises interest received and gain on purchase of own debt) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, restructuring and other income / (expense), gain on purchase of own debt, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended September 30, 2015				Three-month period ended September 30, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	60.7	52.5	–	113.2	61.9	59.2	–	121.1
Inter-segment sales	–	–	–	–	–	(0.2)	–	(0.2)
Sales to external customers	60.7	52.5	–	113.2	61.9	59.0	–	120.9
Result
Adjusted EBITDA	5.0	10.5	–	15.5	4.0	11.9	–	15.9
Other share based compensation charges	(0.1)	(0.1)	–	(0.2)	(0.4)	(0.3)	–	(0.7)
Depreciation and amortization	(1.8)	(2.9)	–	(4.7)	(1.9)	(2.7)	–	(4.6)
Trading profit - segment result	3.1	7.5	–	10.6	1.7	8.9	–	10.6
Restructuring and other expense	(0.3)	-	–	(0.3)	(0.1)	(0.4)	(0.1)	(0.6)
Operating profit / (loss)	2.8	7.5	–	10.3	1.6	8.5	(0.1)	10.0
Acquisitions and disposals	(0.1)	–	–	(0.1)	–	(1.5)	–	(1.5)
Net interest costs	–	–	(1.5)	(1.5)	–	–	(1.5)	(1.5)
IAS 19R retirement benefits finance charge	–	–	(0.8)	(0.8)	–	–	(0.6)	(0.6)
Unwind of discount on contingent consideration from acquisitions	–	(0.1)	–	(0.1)	(0.1)	(0.1)	–	(0.2)
Profit / (loss) before tax	2.7	7.4	(2.3)	7.8	1.5	6.9	(2.2)	6.2
Tax expense			(1.7)	(1.7)			(1.7)	(1.7)
Net income for the period				6.1				4.5
Other segment information
Segment assets	169.6	211.7	79.3	460.6	201.1	226.7	48.5	476.3
Segment liabilities	(34.1)	(19.9)	(244.7)	(298.7)	(36.1)	(32.8)	(228.1)	(297.0)
Net assets / (liabilities)	135.5	191.8	(165.4)	161.9	165.0	193.9	(179.6)	179.3
Purchase of property, plant and equipment	1.5	2.2	–	3.7	3.0	2.6	–	5.6
Purchase of intangible assets	0.3	0.2	–	0.5	0.1	0.2	–	0.3

	Nine-month period ended September 30, 2015				Nine-month period ended September 30, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	181.8	171.3	–	353.1	193.9	173.0	–	366.9
Inter-segment sales	–	(0.2)	–	(0.2)	–	(0.8)	–	(0.8)
Sales to external customers	181.8	171.1	–	352.9	193.9	172.2	–	366.1
Result
Adjusted EBITDA	11.9	35.7	–	47.6	11.5	37.5	–	49.0
Other share based compensation charges	(0.4)	(0.4)	–	(0.8)	(0.8)	(0.9)	–	(1.7)
Depreciation and amortization	(5.4)	(8.6)	–	(14.0)	(5.7)	(7.5)	–	(13.2)
Trading profit - segment result	6.1	26.7	–	32.8	5.0	29.1	–	34.1
Restructuring and other expense	(11.2)	–	–	(11.2)	(0.6)	(0.6)	(0.2)	(1.4)
Operating (loss) / profit	(5.1)	26.7	–	21.6	4.4	28.5	(0.2)	32.7
Acquisitions and disposals	(0.1)	–	–	(0.1)	(0.3)	(1.5)	–	(1.8)
Net interest costs	–	–	(5.1)	(5.1)	–	–	(4.5)	(4.5)
IAS 19R retirement benefits finance charge	–	–	(2.3)	(2.3)	–	–	(2.0)	(2.0)
Unwind of discount on contingent consideration from acquisitions	–	(0.3)	–	(0.3)	(0.2)	(0.1)	–	(0.3)
(Loss) / profit before tax	(5.2)	26.4	(7.4)	13.8	3.9	26.9	(6.7)	24.1
Tax expense			(5.1)	(5.1)			(6.7)	(6.7)
Net income for the period				8.7				17.4
Other segment information
Purchase of property, plant and equipment	3.3	5.1	–	8.4	6.6	7.2	–	13.8
Purchase of intangible assets	0.7	0.5	–	1.2	0.3	0.5	–	0.8

14

2. Calculation of net debt

	September 30,
	2015	2014
Net debt is represented by:	$M	$M
Non-current bank and other loans	(137.2)	(126.2)
Less:
Cash and short term deposits	39.6	15.4
Net debt at the end of the period	(97.6)	(110.8)

3. Other expense items

a)	Restructuring and other expense

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Charged to operating profit:
Rationalization of operations	(0.3)	(0.5)	(11.2)	(1.2)
I.P.O. related share based compensation charges	–	(0.1)	–	(0.2)
	(0.3)	(0.6)	(11.2)	(1.4)

b)	Acquisitions and disposals
	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Charged to non-operating profit:
Acquisition costs	–	(1.5)	–	(1.8)
Investment costs	(0.1)	–	(0.1)	–
	(0.1)	(1.5)	(0.1)	(1.8)

Rationalization of operations

For the three-month and nine-month periods ended September 30, 2015, $0.3m and $11.2m, respectively, have been incurred in relation to rationalization and similar expenses; all such costs relate to the Gas Cylinders Division.

For the three-month period ended September 30, 2014, $0.1m and $0.4m of costs have been incurred in relation to rationalization costs in the Gas Cylinders Division and the Elektron Division, respectively, and for the nine-month period ended September 30, 2014, $0.6m and $0.6m of costs have been incurred in relation to rationalization costs in our Gas Cylinders Division and our Elektron Division, respectively.

I.P.O. related share based compensation charges

For the three-month and nine-month periods ended September 30, 2014, charges of $0.1m and $0.2m, respectively, were recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Acquisition costs

For the three-month and nine-month periods ended September 30, 2014, $1.5m of costs were incurred in relation to the acquisitions of the assets and business of Truetech and Innotech Products (“Luxfer Magtech”).

For the nine-month period ended September 30, 2014, $0.3m of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

Investment costs

For the three-month and nine-month periods ended September 30, 2015, $0.1m of legal costs have been incurred in relation to the investment in Sub161 Pty Ltd.

15

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Net income for the period	6.1	4.5	8.7	17.4
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.2	0.3	0.3
Acquisitions and disposals	0.1	1.5	0.1	1.8
Amortization on acquired intangibles	0.4	0.2	1.1	0.2
IAS 19R retirement benefits finance charge	0.8	0.6	2.3	2.0
Restructuring and other expense	0.3	0.6	11.2	1.4
Other share based compensation charges	0.2	0.7	0.8	1.7
Tax thereon	(0.4)	(1.6)	(2.4)	(2.5)
Adjusted net income	7.6	6.7	22.1	22.3

Add back: Tax thereon	0.4	1.6	2.4	2.5
Tax expense	1.7	1.7	5.1	6.7
Net interest costs	1.5	1.5	5.1	4.5
Depreciation and amortization	4.7	4.6	14.0	13.2
Less: Amortization on acquired intangibles	(0.4)	(0.2)	(1.1)	(0.2)
Adjusted EBITDA	15.5	15.9	47.6	49.0

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

16

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents one American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2015	2014	2015	2014
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	6.1	4.5	8.7	17.4

Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on contingent consideration from acquisitions	0.1	0.2	0.3	0.3
Acquisitions and disposals	0.1	1.5	0.1	1.8
Amortization on acquired intangibles	0.4	0.2	1.1	0.2
IAS 19R retirement benefits finance charge	0.8	0.6	2.3	2.0
Restructuring and other expense	0.3	0.6	11.2	1.4
Other share based compensation charges	0.2	0.7	0.8	1.7
Tax thereon	(0.4)	(1.6)	(2.4)	(2.5)
Adjusted earnings	7.6	6.7	22.1	22.3

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,878,241	26,933,717	26,931,038	26,867,163
Exercise of share options	229,550	1,369,347	262,246	1,342,841
For diluted earnings per share	27,107,791	28,303,064	27,193,284	28,210,004

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.28	$0.25	$0.82	$0.83
Unadjusted	$0.23	$0.17	$0.32	$0.65
Diluted
Adjusted	$0.28	$0.24	$0.81	$0.79
Unadjusted	$0.23	$0.16	$0.32	$0.62

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

17

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at September 30, 2015.

The discount rate for the U.K. plan has increased by 0.2% per annum from 3.5% at December 31, 2014, to 3.7% at September 30 2015. Long-term inflation expectations have also increased by 0.1% from 2.9% per annum at December 31, 2014, to 3.0% at September 30, 2015. The combined effect of the changes has been to decrease the projected benefit obligation by approximately $11m. This decrease has been more than offset by lower-than-expected asset returns over the nine-month period to September 30, 2015.

In the U.S., the discount rate has increased by 0.3% from 4.1% at December 31, 2014, to 4.4% at September 30, 2015. This has decreased the projected benefit obligation by approximately $2m. This decrease has been offset by lower-than-expected asset returns over the nine-month period to September 30, 2015.

The movement in the pension liability is shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Opening balance	80.1	72.4	90.9	67.6
Charged to the income statement	2.3	2.2	6.8	7.2
Cash contributions	(4.3)	(4.6)	(11.7)	(13.1)
Charged to the statement of comprehensive income	13.1	18.9	4.5	25.1
Exchange movements	(2.6)	(3.4)	(1.9)	(1.3)
Closing balance	88.6	85.5	88.6	85.5

7. Dividends paid and proposed

	Three-month periods ended September 30,		Nine-month periods ended September 30,

	2015	2014	2015	2014
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	–	–	–	2.7
Interim dividend paid May 7, 2014 ($0.10 per ordinary share)	–	–	–	2.7
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	–	2.7	–	2.7
Interim dividend paid February 5, 2015 ($0.10 per ordinary share)	–	–	2.7	–
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	–	–	2.7	–
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	2.7	–	2.7	–
	2.7	2.7	8.1	8.1
Dividends declared after September 30 (not recognized as a liability as at September 30):
Interim dividend declared and paid November 5, 2014 ($0.10 per ordinary share)	–	2.7	–	2.7
Interim dividend declared and paid November 4, 2015 ($0.10 per ordinary share)	2.7	–	2.7	–
	2.7	2.7	2.7	2.7

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: November 16, 2015

By: /s/ Linda Seddon

      Linda Seddon

Authorized Signatory for and on behalf of
Luxfer Holdings PLC